UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RENTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760112201

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760112201

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 445,283*
	8	Shared voting power 0
	9	Sole dispositive power 445,283*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 445,283*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”) issuable upon conversion of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”) after taking into account the Issuer’s one-for-ten reverse stock split effective as of August 20, 2015 (the “Reverse Stock Split”).
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Steamboat Credit Opportunities Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 172,986*
	8	Shared voting power 0
	9	Sole dispositive power 172,986*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 172,986*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 173,113*
	8	Shared voting power 0
	9	Sole dispositive power 173,113*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 173,113*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 585,202*
	8	Shared voting power 0
	9	Sole dispositive power 585,202*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 585,202*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 300,300*
	8	Shared voting power 0
	9	Sole dispositive power 300,300*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 300,300*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 726,204*
	8	Shared voting power 0
	9	Sole dispositive power 726,204*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 726,204*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,295,106*
	8	Shared voting power 0
	9	Sole dispositive power 1,295,106*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,295,106*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 806,306*
	8	Shared voting power 0
	9	Sole dispositive power 806,306*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 806,306*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 300,300*
	8	Shared voting power 0
	9	Sole dispositive power 300,300*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 300,300*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 726,204*
	8	Shared voting power 0
	9	Sole dispositive power 726,204*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 726,204*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,026,504*
	8	Shared voting power 0
	9	Sole dispositive power 1,026,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,026,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,477,999*
	8	Shared voting power 0
	9	Sole dispositive power 3,477,999*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,477,999*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,477,999*
	8	Shared voting power 0
	9	Sole dispositive power 3,477,999*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,477,999*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,504,504*
	9	Sole dispositive power 0
	10	Shared dispositive power 4,504,504*
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,504,504*
	9	Sole dispositive power 0
	10	Shared dispositive power 4,504,504*
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

CUSIP No. 760112201

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock after taking into account the Reverse Stock Split.
†	The calculation of the foregoing percentage assumes 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and taking into account the Reverse Stock Split.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Rentech, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed on April 21, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 12, 2015, as amended by Amendment No. 2 to the Schedule 13D filed on August 11, 2015 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 (a) – (c) of this Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (ii) Steamboat Credit Opportunities Master Fund LP, which is a Cayman Islands limited partnership, (iii) GSO Coastline Credit Partners LP, which is a Delaware limited partnership, (iv) GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership, (vi) GSO Special Situations Fund LP, which is a Delaware limited partnership, (vi) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (vii) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (viii) GSO Credit A-Partners LP, which is a Delaware limited partnership, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (x) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xi) GSO Holdings I L.L.C., which is a Delaware limited liability company and (xii) GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Holdings I L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

The principal business of GSO Capital Partners LP is serving as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. and other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I LLC and GSO Capital Partners LP.

Item 4	Purpose of the Transaction.

The last paragraph of Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The first three paragraphs of Item 5 (a) – (b) of this Schedule 13D are hereby amended and restated as follows:

(a) – (b) Ownership percentages reported in this Schedule 13D assume there are 23,004,376 shares of the Issuer’s Common Stock outstanding as of August 20, 2015. The number of shares outstanding is based on 230,043,760 shares of Common Stock reported as outstanding as of July 31, 2015 in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2015, filed with the SEC on August 10, 2015, and the Issuer’s one-for-ten reverse stock split effective as of August 20, 2015, as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 20, 2015 (the “Reverse Stock Split”).

Based on this number of outstanding shares of Common Stock, the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, after taking into account the Reverse Stock Split, GSO Cactus Credit Opportunities Fund LP directly holds 9,885.3043 shares of Series E Convertible Preferred Stock convertible into approximately 445,283 shares of Common Stock, Steamboat Credit Opportunities Master Fund LP directly holds 3,840.2958 shares of Series E Convertible Preferred Stock convertible into approximately 172,986 shares of Common Stock, GSO Coastline Credit Partners LP directly holds 3,843.1304 shares of Series E Convertible Preferred Stock convertible into approximately 173,113 shares of Common Stock, GSO Aiguille des Grands Montets Fund II LP directly holds 12,991.4871 shares of Series E Convertible Preferred Stock convertible into approximately 585,202 shares of Common Stock, GSO Palmetto Opportunistic Investment Partners LP directly holds 6,666.6667 shares of Series E Convertible Preferred Stock convertible into approximately 300,300 shares of Common Stock, GSO Credit-A Partners LP directly holds 16,121.7415 shares of Series E Convertible Preferred Stock convertible into approximately 726,204 shares of Common Stock, GSO Special Situations Fund LP directly holds 28,751.3742 shares of Series E Convertible Preferred Stock convertible into approximately 1,295,106 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 17,900.0000 shares of Series E Convertible Preferred Stock convertible into approximately 806,306 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of the final paragraph of Item 6 of this Schedule 13D is hereby amended and restated as follows:

Mr. Ostrover resigned from the board of directors of the Issuer on August 24, 2015, and Mr. Patrick Fleury, a Managing Director of GSO Capital Partners and/or its affiliates, became the designee of the GSO Funds on the Issuer’s board of directors on August 26, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

GSO Cactus Credit Opportunities Fund LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Credit Opportunities Master Fund LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Aiguille des Grands Montets Fund II LP
By:	GSO Capital Partners LP,
its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – Rentech, Inc.]

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

[Schedule 13D/A – Rentech, Inc.]